UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                    -----------------------------------

                                SCHEDULE TO
         TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                   OF THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 1)

                    -----------------------------------

                                AQUILA, INC.
                     (Name Of Subject Company (Issuer))

                    -----------------------------------

                           UTILICORP UNITED INC.
                                  OFFEROR
              (Names Of Filing Persons (Identifying Status As
                     Offeror, Issuer Or Other Person))

              CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE,
                              OF AQUILA, INC.
                       (Title Of Class Of Securities)

                                 03840J106
                   (Cusip Number Of Class Of Securities)

                       LESLIE J. PARRETTE, JR., ESQ.
            SENIOR VICE PRESIDENT, SECRETARY AND GENERAL COUNSEL
                           UTILICORP UNITED INC.
                            20 WEST NINTH STREET
                        KANSAS CITY, MISSOURI 64105
                               (816) 421-6600

    (Name, Address and Telephone Number of Person Authorized to Receive
          Notices and Communications on Behalf of Filing Persons)

                    -----------------------------------

                                  COPY TO:

                        ARTHUR FLEISCHER, JR., ESQ.
                            PHILIP RICHTER, ESQ.
                  FRIED, FRANK, HARRIS, SHRIVER & JACOBSON
                             ONE NEW YORK PLAZA
                          NEW YORK, NEW YORK 10004
                               (212) 859-8000

                    -----------------------------------


|_| CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY
COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.

CHECK THE APPROPRIATE BOXES BELOW TO DESIGNATE ANY TRANSACTIONS TO WHICH THE STATEMENT RELATES:

     |X| third party tender offer subject to Rule 14d-1.

     |_| issuer tender offer subject to Rule 13e-4.

     |_| going-private transaction subject to Rule 13e-3.

     |_| amendment to Schedule 13D under Rule 13d-2.

     CHECK THE FOLLOWING BOX IF THE FILING IS A FINAL AMENDMENT REPORTING THE RESULTS OF THE TENDER OFFER: |_|

     This Amendment No. 1 (this "Amendment No. 1) amends and supplements the Tender Offer Statement on Schedule TO as initially filed and dated December 3, 2001 (as previously amended and amended hereby, the "Schedule TO") filed by UtiliCorp United Inc, a Delaware corporation ("UtiliCorp"), relating to the offer by UtiliCorp to exchange shares of UtiliCorp common stock, par value $1.00 per share, for each outstanding share of Class A common stock, par value $0.01 per share, of Aquila, Inc., a Delaware corporation, upon the terms and subject to the conditions set forth in UtiliCorp's prospectus, dated December 3, 2001, and in the related letter of transmittal (as they may be amended and supplemented), copies of which have been filed as an Exhibit to the Schedule TO.

     On December 5, 2001, individual stockholders of Aquila filed a Consolidated Amended Class Action Complaint against UtiliCorp, Aquila and Aquila's directors in the Delaware Chancery Court in connection with UtiliCorp's exchange offer for Aquila's outstanding Class A shares.

     The complaint alleges that: (1) because independent directors have not yet been appointed to Aquila's board, the defendants have violated certain provisions of Aquila's certificate of incorporation and failed to satisfy an alleged commitment to establish an independent Audit Committee of Aquila's board contained in Aquila's IPO prospectus; (2) UtiliCorp's making of the exchange offer at this time constitutes a breach of the fiduciary duties of UtiliCorp and of Aquila directors, in light of the current Aquila share price and the absence of an independent Audit Committee of Aquila's board; and (3) UtiliCorp and the Aquila's directors have violated their fiduciary duties by failing to make full and fair disclosure in connection with the exchange offer. The complaint seeks: (1) an order that the action may be maintained as a class action; (2) to enjoin the exchange offer until two independent directors are appointed to Aquila's board; (3) rescission of the transaction if it is completed; (4) an award of damages; and (5) unspecified attorneys' fees and expenses.

     UtiliCorp believes that the allegations are without merit and intends to defend against them.

     This description is qualified in its entirety by the Consolidated Amended Class Action Complaint, which is set forth as Exhibit (i)(17) to this Schedule TO and incorporated by reference in its entirety.

ITEM 12.   MATERIAL TO BE FILED AS EXHIBITS.

Item 12 is hereby amended and supplemented by adding the following Exhibit
(i)(17):

(i)(17) Consolidated Amended Class Action Complaint titled Francine Pluck
v. Aquila, Inc., et al. (C.A. 19236-NC); Joyce Sorsik v. Robert K. Green, et al. (C.A. No. 19237-NC); Charles Zimmer v. Richard C. Green, Jr., et al. (C.A. No. 19238-NC), filed on December 5, 2001 in the Chancery Court of the State of Delaware, County of New Castle.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

UTILICORP UNITED INC.

By:    /s/ Dan Streek
       --------------------------------
Name:  Dan Streek
Title: Chief Financial Officer


Dated: December 7, 2001